UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               STEVEN MADDEN, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK ($.0001 PAR VALUE)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    729416107
              ---------------------------------------------------
                                 (CUSIP Number)

                                 Steven Madden
                             c/o Steven Madden, Ltd.
                               52-16 Barnett Ave.
                          Long Island City, N.Y. 11104
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 15, 1997
              ---------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 729416107
-------------------

1        Name of Reporting Person                              Steven Madden
         S.S. or I.R.S. Identification No.
         of Above Person
         -----------------------------------------------------------------------

2        Check the Appropriate Box if                          (a) [   ]
         a Member of a Group                                   (b) [   ]
         -----------------------------------------------------------------------

3        SEC Use Only
         -----------------------------------------------------------------------

4        Source of Funds                                       [00]
         -----------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)            [  ]
         -----------------------------------------------------------------------

6        Citizenship or Place of Organization                  U.S.A.
         -----------------------------------------------------------------------

                             7      Sole Voting Power          2,154,816
                                    --------------------------------------------

Number of Shares             8      Shared Voting Power        0
Beneficially Owned by               --------------------------------------------
Reporting Person With
                             9      Sole Dispositive  Power    2,154,816
                                    --------------------------------------------

                             10     Shared Dispositive Power   0
         -----------------------------------------------------------------------

11       Aggregate Amount Beneficially
         Owned By Each Reporting Person                        2,154,816
         -----------------------------------------------------------------------

12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares                   [  ]
         -----------------------------------------------------------------------


13       Percent of Class Represented by
         Amount in Row (11)                                    24.1%
         -----------------------------------------------------------------------

14       Type of Reporting Person                              IN

CUSIP No. 729416107
          ---------

1        Name of Reporting Person                              BOCAP Corp.
         S.S. or I.R.S. Identification No.
         of Above Person
         -----------------------------------------------------------------------

2        Check the Appropriate Box if                          (a) [  ]
         a Member of a Group                                   (b) [  ]
         -----------------------------------------------------------------------

3        SEC Use Only
         -----------------------------------------------------------------------

4        Source of Funds                                       [00]
         -----------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)            [  ]
         -----------------------------------------------------------------------

6        Citizenship or Place of Organization                  Florida
         -----------------------------------------------------------------------

                             7      Sole Voting Power          1,284,816
                                    --------------------------------------------

Number of Shares             8      Shared Voting Power        0
Beneficially Owned by               --------------------------------------------
Reporting Person With
                             9      Sole Dispositive  Power    1,284,816
                                    --------------------------------------------

                             10     Shared Dispositive Power   0
         -----------------------------------------------------------------------

11       Aggregate Amount Beneficially
         Owned By Each Reporting Person                        1,284,816
         -----------------------------------------------------------------------

12       Check box if the aggregate Amount in
         Row (11) Excludes Certain Shares (See Instructions)   [  ]
         -----------------------------------------------------------------------


13       Percent of Class Represented by
         Amount in Row (11)                                    15.3%
         -----------------------------------------------------------------------

14       Type of Reporting Person                              CO

Item 1.           Security and Issuer.
                  -------------------

         The title of the class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Steven Madden, Ltd., a New York corporation (the "Company"). The principal executive offices of the Company are located at 52-16 Barnett Avenue, Long Island City, NY 11104.


Item 2.           Identity and Background.
                  -----------------------

         (a)      The name of the person filing this Schedule is Steven Madden.

         (b) The business address of Mr. Madden is 52-16 Barnett Avenue, Long Island City, New York 11104.

         (c) Mr. Madden is President, Chairman of the Board and Chief Executive Officer of the Company.

         (d) Mr. Madden has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Except as provided herein, Mr. Madden has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws.

         (f)      Mr. Madden is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  Not applicable


Item 4.           Purpose of Transaction.
                  ----------------------

         On July 3, 1997, certain options previously granted to Mr. Madden subject to shareholder approval, were approved. See Item 5(c). The purpose of such options was to provide compensation and further incentives to Mr. Madden. Such options were also granted, in part, as consideration for Mr. Madden entering into an Amended and Restated Employment Agreement with the Company, a copy of which is attached hereto as Exhibit 1.

         Except as provided herein, Mr. Madden has no plans or proposals which would relate to or would result in:

               (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b)     an  extraordinary  corporate  transaction,   such  as  a
merger, reorganization or liquidation, involving the Company;

               (c) a sale or transfer of a material amount of assets of the Company;

               (d)     any  change  in  the  present   board  of  directors  or
management of the Company;

               (e) any material change in the present capitalization or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

               (j)     any action similar to those enumerated above.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a) The equity securities to which this statement relates consists of 2,154,816 shares of Common Stock, including (i) 1,284,816 shares of Common Stock owned by BOCAP Corp., a Florida corporation owned by Mr. Madden ("BOCAP"), which are alleged to have been pledged to a creditor of BOCAP (see
Item 5(d) below) (ii) 600,000 shares of Common Stock issuable upon the exercise of an option held by Mr. Madden at an exercise price of $1.75 per share and
(iii) 20,000 shares of Common Stock issuable upon the exercise of an option granted to Mr. Madden under the Company's 1995 Stock Plan, at an exercise price of $5.50 per share. These equity securities represent approximately 24.1% of the outstanding shares of Common Stock.

               (b) Mr. Madden has the sole power to vote and dispose of each of these equity securities, subject to the Note referred to in item (d) below.

               (c) During the 60 days preceding the filing of this report, the only transaction involving Common Stock occurred on July 3, 1997 when the shareholders of the Company approved the adoption of the Company's 1996 stock plan (the "1996 Stock Plan") and the Company's 1997 stock plan (the "1997 Stock Plan"), thereby authorizing the issuance of options to Mr. Madden to purchase 20,000 shares of Common Stock pursuant to the 1996 Stock Plan at an exercise price of $4.81 per share and options to purchase an additional 500,000 shares of Common Stock pursuant to the 1997 Stock Plan at an exercise price of $3.31 per share and the sale of 200,000 shares of Common Stock at prices ranging from $7.00 to $7.64, during the period from October 15, 1997 through October 22, 1997.

               (d) On December 2, 1993, Jordan Belfort, Daniel Porush and Kenneth Greene, who were principal stockholders of Stratton Oakmont, entered into a Stock Purchase Agreement with BOCAP Corp. ("BOCAP"), a Florida corporation beneficially owned by Steven Madden pursuant to which BOCAP purchased an aggregate of 1,284,816 shares (the "Shares") of Common Stock from Messrs. Belfort, Porush and Greene. As consideration for such Shares, BOCAP delivered to each of Messrs. Belfort, Porush and Greene a promissory note (each a "Note") in the principal amount of $3,237,737, $1,387,601 and $513,926, respectively, On June 3, 1997, Belfort commenced a lawsuit in the Supreme Court of the State of New York, Nassau County, against BOCAP, the Company, Steven Madden and Farmstead Consulting, Inc. ("Farmstead"), a New York corporation and the escrow agent under a purported security and escrow agreement, pursuant to which Belfort alleges that BOCAP pledged the Shares to secure its obligations under Belfort's note, as amended, which note was extended to December 2, 1996.

         In his complaint, Belfort alleges that Belfort's note from BOCAP is in default and that Belfort is entitled to require the escrow agent to register and sell the Shares in order to pay the amounts due under the note, alleged to be at least $4,135,395. Moreover, in September 1997, Belfort filed a motion requesting that the court require BOCAP and the Company to transfer 899,371 of the shares to Belfort, and to register said Shares in Belfort's name, pursuant to a purported agreement between Belfort and Farmstead. BOCAP has advised the Company that it disputes all of Belfort's claims, including his claims to possess a security or ownership interest in any of the Shares, and contends that Belfort's note was consensually extended to December 2, 1997. BOCAP has further advised the Company that, in an effort to clarify its title to the 899,371 Shares that Belfort claims to have purchased from Farmstead, it has offered to pay Belfort the amounts properly due under his 1993 note. Pending determination of the parties' rights or a voluntary resolution of this dispute, the Company has opposed Belfort's motion and has advised Belfort that it does not recognize his claim to ownership of, or the right to vote, the 899,371 Shares in question. Moreover, the Company has advised Belfort that his Form 13-D, dated September 9, 1997, as amended, is inaccurate insofar as it states that Belfort owns and has the right to vote the 899,371 Shares in question.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               -----------------------------------------------------------------

               Not applicable.

Item 7.           Materials to be Filed as Exhibits.
                  ---------------------------------

                  None.

                                    SIGNATURE
                                    ---------



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.





Dated:   December 9, 1997                         /s/ Steven Madden
                                                  ------------------------------
                                                      Steven Madden




                                                  BOCAP CORP.


                                              By: /s/ Steven Madden
                                                  ------------------------------
                                                      Steven Madden



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